Exhibit 99.2

Scorpio Tankers Inc. Announces Closing of $138.2 Million Convertible Note Exchange and New Issuance

MONACO, March 30, 2021 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced today that it has closed its previously announced private exchange offer (the “Exchange Offer”), pursuant to which certain holders of the Company’s 3.00% Convertible Senior Notes due 2022 (the “Existing Notes”) exchanged $62.1 million in aggregate principal amount of such Existing Notes for $62.1 million in aggregate principal amount of the Company’s 3.00% Convertible Senior Notes due 2025 (the “Exchange Notes”). In addition, the Company has closed separate, privately negotiated, agreements with certain investors for the sale (the “Sale”) of $76.1 million in aggregate principal amount of the new 3.00% Convertible Senior Notes due 2025 (the “Purchased Notes” at 100% of par, plus accrued interest from November 15, 2020, and together with the Exchange Notes, the “New Notes”) in a private offering.

Following closing of the Exchange Offer and the Sale, there are $89.1 million in the aggregate principal amount of the Existing Notes outstanding and $138.2 million in the aggregate principal amount of the 3.00% Convertible Senior Notes due 2025 outstanding.

The New Notes are senior, unsecured obligations of the Company and bear interest at a rate of 3.00% per year. Interest is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2021. The New Notes will mature on May 15, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms.

This press release is neither an offer to sell nor a solicitation of an offer to buy the New Notes, nor shall there be any sale of the New Notes in any state or jurisdiction in which such offer, solicitation or sale is unlawful. The New Notes and the common shares issuable upon conversion of the New Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from the registration requirements under the Securities Act.

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company’s fleet consists of 131 owned, finance leased, or bareboat chartered-in product tankers (42 LR2 tankers, 12 LR1 tankers, 63 MR tankers and 14 Handymax tankers) with an average age of 5.2 years. Four Handymax tankers, which were on bareboat contracts, were redelivered to their owners as scheduled in March 2021. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
(212) 542-1616